UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001	34647

	CUSIP NUMBER
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	16949H	20	1

For Period Ended: December 31, 2019

[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
ChinaNet Online Holdings, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
No. 9 South Min Zhuang Road, Haidian District
City, State and Zip Code
Beijing, People’s Republic of China, 100195

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 20, 2020, ChinaNet Online Holdings, Inc. (the “Company”) filed a current report on Form 8-K as a condition to seeking relief provided by the Securities and Exchange Commission (SEC) Order under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act, as set forth in SEC Release No. 34-88318 (the “SEC Order”). The outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”). Therefore, the Company relied on the SEC Order to extend the due date for the filing of the Form 10-K until May 14, 2020 (45 days after the original due date). However, the Form 10-K could not be filed within the aforesaid extended time period due to the fact that the Company was unable to finalize its financial results as well as the disclosure requirements of Form 10-K without unreasonable expense or effort. As a result, the Company could not solicit and obtain the necessary review of the Form 10-K in a timely fashion prior to the extended due date of the Form 10-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lawrence Venick	+86-10	5954-3688
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ChinaNet Online Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : May 14, 2020	By:	/s/Handong Cheng Name: Handong Cheng Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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